                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                            STRATOSPHERE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  86 3106 10 0
                                 (CUSIP Number)

                                   BOB STUPAK
                         1213 LAS VEGAS BOULEVARD SOUTH
                            LAS VEGAS, NEVADA  89104
                                 (702) 383-0764
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                OCTOBER 11, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five persons of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  863103 10 0                                     PAGE 2 OF ___ PAGES


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BOB STUPAK

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) [ ] (B) [x]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       PF; OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7      SOLE VOTING POWER
       0

8      SHARED VOTING POWER
       7,976,496


9      SOLE DISPOSITIVE POWER
       0

10     SHARED DISPOSITIVE POWER
       7,976,496

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 7,976,496

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.7%

14     TYPE OF REPORTING PERSON*
       IN

                       *SEE INSTRUCTION BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                            RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP NO.  863103 10 0                                     PAGE 3 OF ___ PAGES


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BOB STUPAK ENTERPRISES, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [ ] (B) [x]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       AF; OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       NEVADA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7      SOLE VOTING POWER
       0

8      SHARED VOTING POWER
       7,661,496


9      SOLE DISPOSITIVE POWER
       0

10     SHARED DISPOSITIVE POWER
       7,661,496

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 7,661,496

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.1%

14     TYPE OF REPORTING PERSON*
       CO


                       *SEE INSTRUCTION BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                           RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO.  863103 10 0                                    PAGE 4 OF ___ PAGES



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DINE OUT CORP.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) [ ] (B) [x]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       AF; OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       NEVADA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7      SOLE VOTING POWER
       0

8      SHARED VOTING POWER
       315,000


9      SOLE DISPOSITIVE POWER
       0

10     SHARED DISPOSITIVE POWER
       315,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON 315,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.5%

14     TYPE OF REPORTING PERSON*
       CO

                    *SEE INSTRUCTION BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE,
                          RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO.  863103 10 0                                     PAGE 5 OF ___ PAGES


                                  INTRODUCTION

         This Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D dated November 15, 1993, as amended by Amendment No. 1 to the Schedule 13D dated February 23, 1994, Amendment No. 2 to the Schedule 13D dated May 3, 1994 and Amendment No. 3 to the Schedule 13D dated June 1, 1994 (as amended, the "Schedule 13D"), relates to the common stock, par value $.01 per share (the "Common Stock"), of Stratosphere Corporation, a Delaware corporation (the "Issuer" or the "Company"), and is being filed by Bob Stupak ("Stupak"), Bob Stupak Enterprises, Inc., a Nevada corporation ("BSE"), and Dine Out Corp., a Nevada corporation ("Dine Out" and collectively with Stupak and BSE, the "Reporting Persons" or the "Stupak Affiliates") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

         The information set forth in the Exhibits attached hereto and the response to the applicable items of this Amendment No. 4 is qualified in its entirety by the provisions of such Exhibits.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated as follows:

         This Schedule 13D is filed on behalf of Bob Stupak Enterprises, Inc., a Nevada corporation ("BSE), Dine Out Corp., a Nevada corporation ("Dine Out") and Bob Stupak (each a "Reporting Person" or "Stupak Affiliate" and, collectively, the "Reporting Persons" or the "Stupak Affiliates"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         BSE. BSE is a Nevada corporation whose principal business is the ownership of the Common Stock of the Issuer. The business address of BSE is 1213 Las Vegas Boulevard South, Las Vegas, Nevada 89104.

         Dine Out. Dine Out is a Nevada corporation whose principal business is the ownership of the Common Stock of the Issuer. The business address of Dine Out is 1213 Las Vegas Boulevard South, Las Vegas, Nevada 89104.

         Stupak. Bob Stupak is the sole director, president, secretary, treasurer and stockholder of each of BSE and Dine Out. His principal occupation is serving as Chairman of the Board of Directors of the Issuer. The business address of Mr. Stupak is 1213 Las Vegas Boulevard South, Las Vegas, Nevada 89104. Mr. Stupak is a citizen of the United States.

                                 SCHEDULE 13D
CUSIP NO.  863103 10 0                                     PAGE 6 OF ___ PAGES




         During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following:

         On October 11, 1995, Dine Out exercised its 500,000 Common Stock Purchase Warrants, paid the aggregate exercise price thereunder of $2,915,000 and received 500,000 shares of Common Stock (the "Warrant Shares") upon such exercise. Of the aggregate exercise price, $415,000 was paid from the personal funds of Mr. Stupak and $2,500,000 was borrowed by the Reporting Persons from Exber, Inc. The terms of the loan from Exber, Inc. were evidenced by a promissory note dated October 11, 1995 (the "Exber Note") and a pledge agreement dated October 11, 1995 between the Reporting Persons and Exber Inc. (the "Exber Pledge Agreement"). A copy of the Exber Note and the Exber Pledge Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. The loan from Exber, Inc. accrued interest at a rate of 10% per annum and matured on June 30, 1996. The loan was secured by a pledge of the 500,000 Warrant Shares plus an additional 500,000 shares of Common Stock (of which 300,000 were owned of record by Dine Out and 200,000 were owned of record by
BSE). In connection with the foregoing transaction, BSE and Dine Out assigned all of their respective interests in the pledged shares of Common Stock to Mr. Stupak for the term of the Exber Note. The Exber Note was paid in full on March 8, 1996.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following:

         On November 1, 1994, in connection with the Option Closing, the Issuer and Mr. Stupak entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), which amended certain provisions of the Assignment Agreement with respect to the Outstanding Package Obligations (as defined therein). Pursuant to the terms of the Asset Purchase Agreement, 7,000,000 shares of Common Stock owned by BSE were deposited into an escrow account with First Interstate Bank of Nevada, N.A. ("FIB"). The escrow with FIB is governed by an escrow agreement dated November 1, 1994 by and among the Issuer, Mr. Stupak and FIB (the "FIB Escrow Agreement"). Copies of the Asset Purchase Agreement and the FIB Escrow Agreement are filed herewith as Exhibits 2 and 3, respectively, and are incorporated herein by reference. Pursuant to the terms of the FIB Escrow Agreement, Mr. Stupak shall deposit in the escrow account additional cash and/or Common Stock so that the value of the escrow account shall remain equal to or greater than the sum of the Claims Reserve (as defined therein) and 150% of the Outstanding Package Obligations. Shares of Common Stock are periodically sold from the escrow account and the proceeds from such

                                SCHEDULE 13D
CUSIP NO.  863103 10 0                                     PAGE 7 OF ___ PAGES


sales are used to satisfy the Outstanding Package Obligations. As of June 20, 1996, 5,257,500 shares of Common Stock remained in the escrow account.

         On November 4, 1994, the Option Closing was consummated and Grand acquired an additional 4,119,472 shares of Common Stock from BSE at a price per share of approximately $.44.

         On May 31, 1995, the Lease was terminated.

         On October 11, 1995, Dine Out acquired the Warrant Shares. (See Item 3 for a description of such transaction.) Dine Out acquired the Warrant Shares for investment purposes.

         The Stupak Affiliates have from time to time disposed of shares of Common Stock. Transactions in the Common Stock effected by the Stupak Affiliates within the past 60 days are set forth on Schedule A hereto.
Pursuant to the terms of the Asset Purchase Agreement and FIB Escrow Agreement, shares of Common Stock will periodically be sold from the escrow account to satisfy the Outstanding Package Obligations. In addition, depending on working capital needs and other factors, the Stupak Affiliates may from time to time sell shares of Common Stock, either in open market purchases or otherwise.

         The Stupak Affiliates have been engaged in discussions with the Company and Grand Casinos, Inc., the Company's largest stockholder (together with its subsidiaries and affiliates other than the Company, "Grand"), with respect to possible transactions which, if consummated, would result in, among other things, the acquisition by Grand of all of the Stupak Affiliates' Common Stock in exchange for common stock of Grand and the resolution of various monetary and non-monetary issues between the Stupak Affiliates and the Company. No assurance can be given that these discussions will result in any such transaction being effected.

         Pursuant to an existing agreement between Mr. Stupak and Grand, a merger or other form of business combination involving the Company and Grand may not be consummated prior to November 1998 without Mr. Stupak's consent. However, Mr. Stupak believes that the interests of the Company and its stockholders can best be served through such a merger or other business combination since such unification could provide an opportunity to consolidate debt, reduce costs and maximize operating efficiencies while reducing competing time demands and other potential conflict-of-interest situations, including decisions as to the allocation or pursuit of expansion opportunities. Accordingly, Mr. Stupak has advised Grand that he is willing to waive the contractual prohibition in order to facilitate a business combination at this time.

         Mr. Stupak is also considering resigning as Chairman and as a member of the Company's Board of Directors. In his opinion, because Grand currently owns approximately 42% of the Common Stock and is the controlling stockholder, Mr. Stupak's ability to influence the Company's operations and strategic business decisions is extremely limited. Nevertheless, Mr. Stupak recognizes that until a merger or other form of business combination is consummated, the interests of the Company's stockholders other than Grand may best be served by Mr. Stupak remaining as a member of the Board of Directors where he may

                                  SCHEDULE 13D
CUSIP NO.  863103 10 0                                     PAGE 8 OF ___ PAGES


continue to exercise some influence on decisions and actions, both as an individual Board member and as a member of the Committee of Independent Directors, which he could not do if he disassociated himself from deliberations of the Board of Directors.

         The Stupak Affiliates are also considering engaging an investment banker or other financial advisors to advise them with respect to issues involving the Company and Grand and the respective value of their securities, including the Common Stock.

         Except as set forth above, the Stupak Affiliates have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

         BSE is the beneficial owner of 7,661,496 shares of Common Stock, which represented approximately 13.1% of the outstanding Common Stock of the Issuer as of June 20, 1996. Dine Out is the beneficial owner of 315,000 shares of Common Stock, which represented approximately 0.5% of the outstanding Common Stock as of June 20, 1996. By virtue of being the sole stockholder, director, president, treasurer and secretary of BSE and Dine Out, Mr. Stupak may be deemed to have the power to vote and dispose of the shares of Common Stock owned by BSE and Dine Out. Accordingly, Mr. Stupak may be considered the beneficial owner of an aggregate of 7,976,496 shares of Common Stock, which represented approximately 13.7% of the outstanding Common Stock of the Issuer as of June 20, 1996.

         Pursuant to the terms of the Asset Purchase Agreement and FIB Escrow Agreement, certain shares of Common Stock (5,257,500 shares as of June 20, 1996) beneficially owned by BSE are held in escrow and pledged to the Issuer to secure certain obligations of Mr. Stupak. Under Rule 13d-3(d)(3) of the Exchange Act, the Issuer, as pledgee, may be deemed to share the voting and dispositive power with respect to such pledged shares.

         The Issuer, as pledgee, has (i) the right to receive and hold, as additional security, dividends paid on the pledged shares and (ii) the right to receive the proceeds, subject to certain limitations, from the sale of any of such pledged shares that are sold pursuant to the terms of the agreements governing the respective pledges.

         Transactions in the Common Stock effected by the Reporting Persons within the past 60 days are set forth on Schedule A hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by adding the following:

                                 SCHEDULE 13D
CUSIP NO.  863103 10 0                                     PAGE 9 OF ___ PAGES



         In November 1994, Mr. Stupak and the Issuer entered into the Asset Purchase Agreement, and Mr. Stupak, the Issuer and FIB entered into the FIB Escrow Agreement, copies of which are filed herewith as Exhibits 2 and 3, respectively, and incorporated herein by reference. See Item 4 for a description of such agreements.

         In October 1995, the Reporting Persons and Exber, Inc. entered into the Exber Note and Exber Pledge Agreement, copies of which are attached hereto as Exhibit 1 and incorporated herein by reference. See Item 4 for a description of such agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Amendment No. 4:

Exhibit 1 $2,500,000 Secured Promissory Note dated October 11, 1995 of Robert E. Stupak, Bob Stupak Enterprises, Inc. and Dine Out Corp. in favor of Exber, Inc. and Stock Pledge Agreement, dated October 11, 1995 between Robert E. Stupak, Dine Out Corp. and Bob Stupak Enterprises, Inc., as pledgors, and Exber, Inc., as pledgee.

Exhibit 2 Asset Purchase Agreement, dated November 1, 1994, between Stratosphere Corporation and Bob Stupak, d/b/a Vegas World Casino & Hotels.

Exhibit 3 Escrow Agreement, dated November 1, 1994, among Stratosphere Corporation, Bob Stupak, d/b/a Vegas World Casino & Hotels, and First Interstate Bank of Nevada, N.A.

                                  SCHEDULE 13D
CUSIP NO.  863103 10 0                                    PAGE 10 OF ___ PAGES


                                   SCHEDULE A


         BSE effected the following open market transactions in the Common Stock during the past 60 days.

   DATE     NUMBER OF SHARES    PRICE PER SHARE    DESCRIPTION
   ----     ----------------    ---------------    -----------
 5/10/96         10,000             8.71875           SALE
 5/31/96        100,000             8.59375           SALE
 5/31/96         13,000             8.09375           SALE
  6/3/96         13,000             8.21875           SALE
 6/11/96          5,000                7.25           SALE
 6/13/96         27,000               7.125           SALE
 6/13/96         20,000                7.00           SALE
 6/14/96          5,000                7.25           SALE
 6/18/96         10,000                7.00           SALE
 6/18/96          5,000              7.1875           SALE
 6/18/96         35,000                7.25           SALE
 6/18/96          5,000               7.375           SALE

         Dine Out effected the following open market transactions in the Common Stock during the past 60 days.

   DATE     NUMBER OF SHARES    PRICE PER SHARE    DESCRIPTION
   ----     ----------------    ---------------    -----------
 5/28/96           5,000              7.75            SALE
 5/28/96           6,900             7.875            SALE
 5/28/96           5,000           7.96875            SALE
 5/28/96          15,000           7.75416            SALE
 5/28/96          47,550             7.875            SALE
 5/28/96          20,550              8.00            SALE
 6/11/96           5,000              8.00            SALE
 6/13/96          20,000              7.00            SALE
 6/13/96          13,000             7.125            SALE
 6/19/96          10,000              7.00            SALE
 6/19/96          50,000              6.75            SALE
 6/24/96          25,000              6.75            SALE

                                  SCHEDULE 13D
CUSIP NO.  863103 10 0                                    PAGE 11 OF ___ PAGES


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         June 28, 1996                              /s/ BOB STUPAK
       -----------------                        -------------------------------
             Date                                       Bob Stupak

                                   SCHEDULE 13D
CUSIP NO.  863103 10 0                                    PAGE 12 OF ___ PAGES


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     June 28, 1996                            BOB STUPAK ENTERPRISES, INC.
   -------------------
        Date                                  By:  /s/ BOB STUPAK
                                                 ------------------------------
                                                       Bob Stupak
                                                       President

                                 SCHEDULE 13D
CUSIP NO.  863103 10 0                                   PAGE 13 OF ___ PAGES

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           June 28, 1996                  DINE OUT CORP.
          ---------------
                Date                      By:    /s/ BOB STUPAK
                                              --------------------------------
                                                     Bob Stupak
                                                     President

                                  SCHEDULE 13D

CUSIP NO. 863103 10 0                                   PAGE ____ OF ____ PAGES

                                 EXHIBIT INDEX

                                                                 Sequentially
Description of Exhibit                                           Numbered Page
- ----------------------                                           -------------
1        $2,500,000 Secured Promissory Note dated October 11,
         1995 of Robert E. Stupak, Bob Stupak Enterprises, Inc.
         and Dine Out Corp. in favor of Exber, Inc. and Stock
         Pledge Agreement, dated October 11, 1995 between
         Robert E. Stupak, Dine Out Corp. and Bob Stupak
         Enterprises, Inc., as pledgors, and Exber, Inc.,
         as pledgee.

2        Purchase Agreement, dated November 1, 1994, among
         Stratosphere Corporation and Bob Stupak, d/b/a Vegas
         World Casino & Hotels.

3        Escrow Agreement, dated November 1, 1994, among
         Stratosphere Corporation, Bob Stupak, d/b/a Vegas
         World Casino & Hotels, and First Interstate Bank of
         Nevada, N.A., as escrow agent.